UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39312

CUSIP Number 72814P109

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	PLBY Group, Inc.
Address of Principal Executive
Office (Street and number):	10960 Wilshire Blvd, Suite 2200
City, State and Zip Code:	Los Angeles, California 90024

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

PLBY Group, Inc. (the “Company”), formerly known as “Mountain Crest Acquisition Corp” (“MCAC”), is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”) because the Company has experienced unexpected delays in its completion of the audit of MCAC’s financial statements and related disclosures for the year ended December 31, 2020 due to the timing of the previously announced business combination with Playboy Enterprises, Inc., which occurred on February 10, 2021, and the substantial amount of internal resources required in connection therewith. As a result, the Company requires additional time to finalize MCAC’s financial statements and related disclosures to be filed as part of the 2020 Form 10-K.

PART IV
OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Lance Barton	(310) 424-1800
(Name)	(Area Code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 10, 2020, MCAC acquired Playboy Enterprises, Inc. (“PEI”) in the previously announced business combination (the “Business Combination”). The 2020 Form 10-K will include information with respect to MCAC, including MCAC’s audited financial statements, for periods prior to the consummation of the Business Combination.

For a comparison of PEI’s results of operations for the fiscal year ended December 31, 2020 compared to PEI’s prior fiscal year, please see the Company’s press release dated March 23, 2021, which was furnished with a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2021.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the timing of the completion of MCAC’s financial statements and audit for the fiscal year ended December 31, 2020 and the timing, form and content of the Company’s 2020 Form 10-K are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.

PLBY Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2021	By:	/s/ Lance Barton
Lance Barton Chief Financial Officer